EXHIBIT 99.1

VIZSLA SILVER DISCOVERS NEW HIGH-GRADE STRUCTURE LOCATED 250 METRES WEST OF THE COPALA RESOURCE

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, Oct. 24, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to report results from five new drill holes completed at its 100%-owned flagship Panuco silver-gold project ("Panuco" or the "Project") in Mexico. Recent drilling has intercepted precious metals rich mineralization close to surface at the new El Molino Vein, located between the Napoleon and Copala resource areas, approximately 250 metres west of the Copala structure.

Highlights

•	NP-23-359 returned 2,066 grams per tonne (g/t) silver equivalent (AgEq) over 1.65 metres true width (mTW) (1,552 g/t silver, 8.37 g/t gold, 0.47 % lead and 1.22 % zinc)
•	Including, 3,480 g/t AgEq over 0.93 mTW (2,630 g/t silver, 14.20 g/t gold, 0.62 % lead and 1.57 % zinc)
•	NP-23-407 returned 1,110 g/t AgEq over 1.70 mTW (1,000 g/t silver, 2.25 g/t gold, 0.33 % lead and 0.52 % zinc)
•	Including, 2,033 g/t AgEq over 0.85 mTW (1,885 g/t silver, 3.61 g/t gold, 0.43 % lead and 0.66 % zinc)
•	NP-23-411 returned 395 g/t AgEq over 4.15 mTW (179 g/t silver, 0.96 g/t gold, 0.19 % lead and 4.38 % zinc)

"We are excited to announce yet another high-grade, near-surface discovery at the Panuco project," commented Michael Konnert, President and CEO. "El Molino was discovered while conducting condemnation drilling between the Copala and Napoleon resource areas where future mining infrastructure could potentially be situated. This discovery marks the second new discovery of this year's drill program that is in close proximity to the Project's other major resource centres. To date, we have traced high-grade mineralization at El Molino for approximately 170 metres along strike and 200 metres down dip, and it remains open in all directions. Moving forward, we intend to complete 2,500 metres of additional drilling at El Molino with the goal of expanding the zone's mineralized footprint."

Figure 1: Plan map of recent drilling along El Molino vein. (CNW Group/Vizsla Silver Corp.)

Figure 1: Plan map of recent drilling along El Molino vein.

Details of the El Molino Vein discovery

The Molino Vein is located in the southwest portion of the Panuco district between the Napoleon and Copala resource areas, approximately 250 metres west of the Copala and Tajitos veins. Discontinuous outcrops of the vein have been mapped on surface along approximately 600 metres with average strike of N55°E and average dip of 80° to the southeast. On surface, Molino varies in thickness and contains sparse anomalous silver and gold grades up to 490 g/t and 1.2 g/t, respectively. El Molino consists of alternating bands of quartz and sulfides (sphalerite, galena and acanthite), and shows similar vein textures to those observed at Napoleon and La Luisa veins. The vein is hosted by diorite which Vizsla has determined to be a favorable host rock in the district.

Discovery hole NP-23-359 was originally designed to condemn the area for potential mine and plant infrastructure and intercepted the new El Molino vein ~80 metres below surface. To date, the Company has completed five holes tracing high-grade mineralization for approximately 170 metres along strike and 200 metres down dip. Vizsla plans to drill another 2,500 metres on a second phase to expand the current high-grade footprint along strike and at depth.

Figure 2: Longitudinal section of El Molino Vein showing drillhole intercepts and surface samples (vertical section). (CNW Group/Vizsla Silver Corp.)

Figure 2: Longitudinal section of El Molino Vein showing drillhole intercepts and surface samples (vertical section).

Figure 3: Cross section showing drillhole intercepts on El Molino, Tajitos, Copala 2 and Copala veins. (CNW Group/Vizsla Silver Corp.)

Figure 3: Cross section showing drillhole intercepts on El Molino, Tajitos, Copala 2 and Copala veins.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-23-359	80.00	82.05	2.05	1.65	1,552	8.37	0.47	1.22	2,066	El Molino
Includes	80.90	82.05	1.15	0.93	2,630	14.20	0.62	1.57	3,480
NP-23-405	114.40	115.90	1.50	1.10	188	0.62	0.80	2.52	332	El Molino
NP-23-407	148.40	150.60	2.20	1.70	1,000	2.25	0.33	0.52	1,110	El Molino
Includes	148.40	149.50	1.10	0.85	1,885	3.61	0.43	0.66	2,033	El Molino
NP-23-410	No significant values									El Molino
NP-23-411	174.20	181.10	6.90	4.15	179	0.96	0.19	4.38	395	El Molino
Includes	176.90	178.10	1.20	0.72	576	3.13	0.42	1.99	831

Table 1: Downhole drill intersections from the holes completed along the El Molino vein.

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Figure 4: Photo of NP-23-359 showing El Molino vein from 80.00 to 82.05 metres down the hole. (CNW Group/Vizsla Silver Corp.)

Figure 4: Photo of NP-23-359 showing El Molino vein from 80.00 to 82.05 metres down the hole.

Figure 5: Photo of NP-23-411 showing El Molino vein from 174.20 to 181.10 metres down the hole. Disseminated and semi-massive sulfides occur down to 181.10 metres. (CNW Group/Vizsla Silver Corp.)

Figure 5: Photo of NP-23-411 showing El Molino vein from 174.20 to 181.10 metres down the hole. Disseminated and semi-massive sulfides occur down to 181.10 metres.

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-23-359	404,202	2,587,243	499	272	-45.0	330.0
NP-23-405	404,185	2,587,149	545	321	-48.0	240.0
NP-23-407	404,185	2,587,149	545	345	-45.0	240.0
NP-23-410	404,185	2,587,149	545	297	-45.0	225.0
NP-23-411	404,185	2,587,149	545	349	-58.0	375.0

Table 2: El Molino vein drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 310,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic facts; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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CO: Vizsla Silver Corp.

CNW 08:00e 24-OCT-23